

Mail Stop 4631

June 22, 2016

Via E-mail
Mr. David B. Burritt
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

  Re: United States Steel Corporation
     Form 10-K
     Filed February 29, 2016
     File No. 1-16811

Dear Mr. Burritt:

  We have reviewed your response dated June 3, 2016, and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

10-K Summary, page 4

1. We have read your response to comment 1 in our letter dated May 19, 2016. It is unclear from your response whether the comparable GAAP measures will be disclosed before the non-GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic report and earnings release.

2. We have read your response to comment 2 in our letter dated May 19, 2016. As previously requested, please expand your disclosures to provide substantive justification specific to your circumstances rather than boilerplate language included in your draft disclosure that clearly explains why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Critical Accounting Estimates, page 62

Long-lived assets, page 65

3. We have read your response to comment 10 in our letter dated May 19, 2016. Please further break out the $600 million carrying value of your idled facilities between the indefinitely idled and the temporarily idled facilities.

Liquidity, page 84

4. We have read your response to comment 13 in our letter dated May 19, 2016, and continue to request that you provide an analysis of the realizability of your inventory considering the significance to your current assets and operating cash flows. As noted in your response, inventory turnover decreased from 6 times for the quarter and year ended December 31, 2014 to 5 times for the quarter and year ended December 31, 2015, without any analysis of the factors causing the decrease in turnover. Further, we continue to request that you provide clear disclosure when management is aware of future LIFO layer liquidations that are expected to materially impact your consolidated financial statements rather than obscure, foreshadowing language. Please refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

5. USSC Retained Interest and Other Related Charges, page F-20

5. We have read your responses to comments 15 and 18 in our letter dated May 19, 2016. Please address the following:
   - Please tell us the specific timing of the trial that was to determine the classification and amounts of your secured and unsecured claims of approximately $2.2 billion.
   - Please address why you did not provide any disclosures in your fiscal year 2015 Form 10-K for the additional $121 million loss recognized during the fourth quarter of fiscal year 2015 similar to your disclosures for the other components of the $392 million losses recognized during fiscal year 2015.
   - Please address why there were no disclosures in the Form 10-K alerting the reader to the material differences in the previously reported amounts for SG&A and Losses associated with U.S. Steel Canada Inc. in the fourth quarter of 2015 earnings release.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction